Viveon Health Acquisition Corp.

c/o Gibson, Deal & Fletcher, PC

Spalding Exchange 3953 Holcomb Bridge Road, Suite 200

Norcross, GA 30092

Via Edgar

September 8, 2022

Division of Corporation Finance Office of Life Sciences U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention: Mr. Gary Newberry and Mr. Daniel Gordon

Re: Viveon Health Acquisition Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 19, 2022 (collectively “Filings”)

Dear Messrs. Newberry and Gordon:

Viveon Health Acquisition Corp. (the “Company”), is hereby providing a response to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated August 30, 2022 (the “Staff’s Letter”) addressed to the Company’s Chief Financial Officer, Rom Papadopoulos, regarding the Company’s Filings. Contemporaneous with this submission, the Company is filing (a) a Form 10-Q/A for the quarterly period ended March 31, 2022; and (b) a Form 10-Q/A for the quarterly period ended June 30, 2022, with the SEC reflecting the responses of the Company below.

The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Exhibits 31.1 and 31.2, page 35.

1. Please amend your Form 10-Q as of March 31 and June 30, 2022 to provide the corrected wording in Exhibits 31.1 and 31.2 as done in your Amendment no. 1 to Form 10-K. We reissue our prior comment.

Response: The Company has revised the section 302 certifications as set forth in Exhibits 31.1 and 31.2 of the (a) Form 10-Q/A for the quarterly period ended March 31, 2022; and (b) Form 10-Q/A for the quarterly period ended June 30, 2022 to address the Staff’s comment.

Please call our legal counsel, Tahra Wright of Loeb & Loeb, LLP at (212) 407-4122 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

Viveon Health Acquisition Corp.

/s/ Rom Papadopoulos
By:	Rom Papadopoulos
Title:	Chief Financial Officer